
SEC MAIL PROCESSING
RECEIVED
MAY 29 2007
WASH, D.C. 161 SECTION



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Toho Tenakkusu Kabushiki Kaisha
(Names of Subject Company)

Toho Tenax Co., Ltd.
(Translation of Subject Companies' Names into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Teijin Limited
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Teijin Limited
Attn.: Shingo Suzuki
1-1, Uchisaiwaicho 2-chome
Chiyoda-ku, Tokyo 100-8585
Japan
(phone number: 81-3-3506-4511)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

TOKYO:34588.1

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a notice, dated May 28, 2007, of Teijin Limited ("Teijin") and Toho Tenax Co., Ltd. ("Toho Tenax") regarding the conversion of Toho Tenax into a wholly-owned subsidiary of Teijin.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Teijin Limited is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Teijin Limited

By: 鈴木新吾

Name: Shingo Suzuki
Title: General Manager
Accounting and Treasury Office

Date: May 29, 2007

EXHIBIT 1

To whom it may concern;

May 28, 2007

Company:	Teijin Limited
Securities Code:	3401; First Sections, Tokyo Stock Exchange and Osaka Securities Exchange
Representative:	Toru Nagashima, President and CEO
Contact:	Junichi Ichida, General Manager, Public Relations & Investor Relations Office
Tel:	03-3506-4408

Company:	Toho Tenax Co., Ltd.
Securities Code:	3403; First Section, Tokyo Stock Exchange
Representative:	Yoshikuni Utsunomiya, President
Contact:	Ryuzo Nakamura, Director and General Manager, Administrative Division
Tel:	03-5842-3700

Notice of Conversion of Toho Tenax Co., Ltd. by Teijin Limited to Wholly Owned Subsidiary via Stock Swap

Notice is hereby provided that at Board of Directors meetings of Teijin Limited ("Teijin") and Toho Tenax Co., Ltd. (the "Toho Tenax"), on May 28, 2007, it was resolved to convert Toho Tenax to a wholly owned subsidiary, with Teijin as the complete parent company, effective September 1, 2007, via a stock swap (the "Stock Swap"), as outlined below.

As a result of the Stock Swap, effective from September 1, 2007, Teijin will become the complete parent company of Toho Tenax, and Toho Tenax's shares are expected to be delisted on August 28, 2007 (with August 27, 2007 as the final day of trading).

Rule 802 Legend

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violation of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases.

1. Objective of Conversion to Wholly Owned Subsidiary via Stock Swap

(1) Overview of the Stock Swap

Teijin acquired a majority of the common shares in Toho Rayon Co., Ltd. (now, Toho Tenax), in February 2000. Since that time, the Teijin Group (the "Group") has aggressively invested management resources in carbon fiber operations, which is positioned as a core business, under a basic policy aimed at profitable growth. Thereafter, Teijin acquired a third-party allocation of new shares that Toho Tenax issued to raise its capital, etc., bringing its ownership ratio up to the present level of 68.41%.

The objective of Teijin's conversion of Toho Tenax to a wholly owned subsidiary is to raise the overall corporate value of the Group by expanding Toho Tenax's operations by enabling the Group to strengthen additionally the positioning of carbon fiber operations as a core business, responding appropriately to the anticipated high growth in demand for carbon fiber and further promoting joint developments with the Group business that take advantage of the Group technologies and expertise.

(2) Measures to Ensure a Fair Stock Swap Ratio

To ensure that the Stock Swap ratio is fair, the two (2) companies requested Stock Swap ratio calculations of separate third-party institutions. Using the resulting calculations as references, the two (2) companies negotiated and conferred to establish a mutually agreed-upon Stock Swap ratio under which the Stock Swap will be conducted.

(3) Measures to Prevent Conflicts of Interest

Fumiaki Yogoro, who is an external auditor of Toho Tenax, as well as an assistant to auditors of Teijin and an auditor of Teijin's 14 subsidiaries, did not take part in the deliberations at the Toho Tenax Board of Directors meeting, as above-mentioned meeting, owing to his feasible participation in the Stock Swap on the part of Teijin.

Of Toho Tenax's five (5) directors, similarly Yoshikuni Utsunomiya is a senior executive officer of the Group and Takashi Mishima is the Group corporate officer, but their roles are the execution of management operations at Toho Tenax, and they do not execute management operations at Teijin or any of its subsidiaries (except Toho Tenax), and could not participate in the Stock Swap on the part of Teijin.

4. Executive Summary of Stock Swap

(1) Schedule for Stock Swap

Board of Directors meetings for resolution of Stock Swap (both companies)	May 28, 2007
Conclusion of Stock Swap agreement (both companies)	May 28, 2007
Shareholders' meeting for Stock Swap approval (Toho Tenax)	June 28, 2007
Last trading day (Toho Tenax)	August 27, 2007 (expected)
Delisting date (Toho Tenax)	August 28, 2007 (expected)
Effective date of Stock Swap	September 1, 2007 (expected)
Share delivery date (Teijin)	Late October 2007 (expected)

Note: The Company intends to conduct the Stock Swap according to the procedures for a simplified Stock Swap, as defined by Article 796, Paragraph 3, of the Corporate Code, without seeking approval of its shareholders' meeting.

(2) Stock Swap Ratio

Company	Teijin (Parent Company)	Toho Tenax (Wholly Owned Subsidiary)
Stock Swap ratio	1	1.15

Notes: 1. Share allocation ratio
For each share of common stock in Toho Tenax, 1.15 shares of Teijin's common stock shall be delivered. However, no delivery of shares shall occur for the 106,692,634 shares of stock in Toho Tenax that Teijin holds.
2. New share issuance, etc., as a result of the Stock Swap
56,662,919 shares of common stock (expected)
At the time of the Stock Swap, the number of shares of common stock in Teijin that Teijin shall deliver to shareholders of Toho Tenax (including substantial shareholders, excluding Teijin; hereinafter, the same applies) in exchange for the common stock they hold in Toho Tenax shall be the total final number of common shares of Toho Tenex stock held as of the day preceding the effective date as listed or recorded in the Toho Tenax register of shareholders (including the register of substantial shareholders), multiplied by 1.15. In the event the number of shares of Teijin's common stock that must be delivered to Toho Tenax shareholders as a result of the Stock Swap includes a fraction of less than one (1) share, delivery shall be made in cash to said shareholder for that fractional portion, as provided in Article 234 of the Corporate Code.
The above-stated new shares, etc., are to be through the retirement, etc., of Toho Tenax's treasury stock, future revisions are possible.

(3) Stock Swap Ratio Calculation Basis, etc.
(i) Calculation basis and background
To ensure the fairness of the Stock Swap ratio used in this Stock Swap, each of the two (2) companies sought the advice of a different third-party institution. As third-party institutions, Teijin has selected Nomura Securities Co., Ltd. (the "Nomura Securities"), and Toho Tenax has selected Daiwa Securities SMBC Co., Ltd. (the "Daiwa Securities SMBC").

Nomura Securities calculated the valuation of Teijin and Toho Tenax using both the market share price averaging method and the discounted cash flow method (the "DCF Method") and submitted the results of its analysis of the Stock Swap ratio to Teijin. Calculations using these valuation methods delivered the following results for the allocation of Teijin's shares for each share of Toho Tenax stock.

	Stock Swap Ratio Valuation Range
Market share price averaging method	1.03 to 1.06
DCF Method	0.91 to 1.24

The market share price averaging method was calculated using the average of share closing prices during the most recent week (from May 18 to May 24, 2007) and the average of share closing prices during the period from the business day following the announcement of financial results for the year ended March 31, 2007, to two business days preceding the announcement date (for Teijin, from May 8, 2007, to May 24, 2007; for Toho Tenax, from May 1, 2007, to May 24, 2007).
For Teijin and Toho Tenax, application of the DCF Method did not incorporate forecasts of any substantial profit increases or decreases.

Daiwa Securities SMBC calculated the valuation of Teijin and Toho Tenax using both the market share price averaging method and the DCF Method and submitted the results of its analysis of the Stock Swap ratio to Toho Tenax. Calculations using these valuation methods delivered the following results for the allocation of Teijin shares for each share of Toho Tenax stock.

	Stock Swap Ratio Valuation Range
Market share price method	1.06 to 1.09
DCF Method	0.67 to 1.41

The market share price method was calculated using the weighted stock price average in trading volume over the most recent month (from April 25, 2007, to May 24, 2007), the weighted stock price average in trading volume over the most recent three (3) months (from February 26 to May 24, 2007) and the weighted stock price average in trading volume over the most recent six (6) months (from November 27, 2006, to May 24, 2007).
For Teijin and Toho Tenax, application of the DCF Method did not incorporate forecasts of any substantial profit increases or decreases.

With Teijin referring to the Stock Swap ratio analysis results produced by Nomura Securities and Toho Tenax referring to the Stock Swap ratio analysis results produced by Daiwa Securities SMBC, following deliberation between the two (2) companies the mutual judgment was reached that the above-mentioned final Stock Swap ratio was proper. This Stock Swap ratio was within the range of the analysis provided by Nomura Securities to Teijin and the range of the analysis provided by Daiwa Securities SMBC to Toho Tenax.

On May 28, 2007, the Board of Directors of Toho Tenax received from Daiwa Securities SMBC a letter of opinion stating that the agreed-upon Stock Swap ratio was fair to Toho Tenax from a financial standpoint.

(ii) Relationships with institutions performing calculations

Neither Nomura Securities nor Daiwa Securities SMBC falls under the category of a related party with Teijin or Toho Tenax.

(4) Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of Entity to Become Wholly Owned Subsidiary through the Stock Swap

As Toho Tenax has issued neither stock acquisition rights nor bonds with stock acquisition rights, this item does not apply.

5. Overview of Companies Involved in Stock Swap (As of March 31, 2007)

		Teijin Limited	Toho Tenax Co., Ltd.
(1)	Name	Teijin Limited	Toho Tenax Co., Ltd.
(2)	Description of business	To control or manage the subsidiary's operations through the ownership of shares or holdings of said subsidiary, etc.	Carbon fiber operations, etc.
(3)	Established	June 17, 1918	July 1, 1950
(4)	Head office location	6-7, Minami-hommachi 1-chome, Chuo-ku, Osaka	38-16, Hongo 2-chome, Bunkyo-ku, Tokyo
(5)	Representative's name and title	Toru Nagashima, President and CEO	Yoshikuni Utsunomiya, President
(6)	Capital	¥70,787 million	¥17,992 million
(7)	Shares issued and outstanding	928,298,872 shares	155,964,738 shares
(8)	Net assets	¥407,736 million (consolidated)	¥16,338 million (consolidated)
(9)	Total assets	¥999,917 million (consolidated)	¥56,984 million (consolidated)
(10)	Fiscal year-end	March 31	March 31
(11)	Employees	19,053 (consolidated)	1,328 (consolidated)
(12)	Major business partners	Teijin Pharma Limited, Teijin Chemicals Ltd., others	Sojitz Corporation, N.I. Teijin Shoji Co., Ltd., others
(13)	Principal shareholders and their percentage holdings	1. The Master Trust Bank of Japan, Ltd. (Trust account), 7.74% 2. Nippon Life Insurance Company, 4.74% 3. Japan Trustee Services Bank, Ltd. (Trust account), 3.85% 4. The Bank of Tokyo-Mitsubishi UFJ, Ltd., 3.71% 5. State Street Bank and Trust Company 505103 (standing proxy: Kabutocho Custody & Proxy Dept., Mizuho Corporate Bank Ltd.), 2.18%	1. Teijin Limited, 68.41% 2. Japan Trustee Services Bank, Ltd., 3.02% 3. Mizuho Corporate Bank Ltd., 1.78% 4. Bank of New York GCM Client Account EISG, 1.29% 5. Japan Securities Finance Co., Ltd., 1.11%
(14)	Main banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Corporate Bank Ltd.	Mizuho Corporate Bank Ltd., Mizuho Trust & Banking Co., Ltd.

(15)	Inter-company relationships	Capital relationships	As of March 31, 2007, Teijin owns 68.41% of Toho Tenax shares issued and outstanding and counts Toho Tenax as a consolidated subsidiary.
		Personnel relationships	Teijin dispatches two (2) directors, one (1) external auditor and three (3) employees to Toho Tenax.
		Transactional relationships	Teijin lends funds to Toho Tenax.
		Status of affiliation	Teijin includes Toho Tenax in its scope of consolidation.

(16) Operating Performance over the Past Three (3) Years (Millions of yen)

	Teijin (Parent Company) (Consolidated)			Toho Tenax (Wholly Owned Subsidiary) (Consolidated)		
Fiscal year	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Net sales	908,388	938,082	1,009,586	40,077	44,002	48,517
Operating income	51,864	76,757	75,061	2,261	4,162	5,980
Ordinary income	43,087	68,162	60,493	1,978	3,619	4,931
Net income (loss)	9,159	24,852	34,124	(1,890)	(3,516)	2,850
Net income (loss) per share (yen)	9.73	26.60	36.78	(13.34)	(24.83)	19.44
Dividends per share (yen)	6.50	7.50	10.00	—	—	—
Net assets per share (yen)	313.27	364.81	395.18	47.66	22.37	104.93

6. Status after Stock Swap

(1) Company: Teijin Limited

(2) Description of business: *To control or manage the subsidiary's operations through the* ownership of shares or holdings of said subsidiary, etc.

(3) Head office: 6-7, Minami-honmachi 1-chome, Chuo-ku, Osaka

(4) Representative's name and title: Toru Nagashima, President and CEO

(5) Capital: ¥70,787 million

(6) Net assets: At present, remains to be confirmed

(7) Total assets: At present, remains to be confirmed

(8) Fiscal year-end: March 31

(9) Overview of accounting procedures: Transactions with minority shareholders are expected to be included among jointly controlled transactions, etc. At present, goodwill resulting from the Stock Swap remains to be confirmed, although the amount is expected to be approximately ¥30 billion.

(10) Expected impact of Stock Swap on operating performance

As Toho Tenax is a consolidated subsidiary of Teijin, the impact of the Stock Swap on Teijin's operating performance is expected to be minor, on both a consolidated and a non-consolidated basis.

END